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04017487

SECURITI... ...COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52328

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Franklin National Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1200 North Federal Highway, Suite 111B
(No. and Street)

Boca Raton (City) FL (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
B. Christine Golden 561-558-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co., P.A.
(Name – *if individual, state last, first, middle name*)

6100 Glades Road, Boca Raton, Florida 33434
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 2 7 2004
626

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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3/23/2004

OATH OR AFFIRMATION

I, B. Christine Golden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin National Financial Group, LLC, as of Dec 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Managing Director

Title

2-25-04 (known personally)

Notary Public

Sonia Johnson
Commission # CC 924717
Expires April 3, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002

FRANKLIN NATIONAL FINANCIAL GROUP, LLC

CONTENTS

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Franklin National Financial Group, LLC

We have audited the accompanying balance sheets of Franklin National Financial Group, LLC as of December 31, 2003 and 2002 and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Franklin National Financial Group, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 16, 2004

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2003 & 2002

ASSETS

		2003		2002
CURRENT ASSETS				
Cash	$	26,594	$	13,784
Accounts receivable-related party		-		12,320
Commissions receivable		5,095		-
Total Current Assets		31,689		26,104
OTHER ASSETS				
Clearing house deposit		35,000		35,000
TOTAL ASSETS	$	66,689	$	61,104

LIABILITIES AND MEMBER'S EQUITY

		2003		2002
CURRENT LIABILITIES				
Accounts payable	$	27,523	$	3,735
Accrued payroll and payroll taxes		2,120		11,008
Total Current Liabilities		29,643		14,743
MEMBER'S EQUITY		37,046		46,361
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	66,689	$	61,104

See accompanying notes to financial statements.

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
REVENUE				
Private placements	$	154,556	$	203,900
Commissions		173,181		32,050
Investment banking fees		36,000		17,500
Other clearinghouse revenues		25,259		10,336
Total Revenue		388,996		263,786
OPERATING EXPENSES				
Management expense, net		208,885		180,299
Payroll and payroll taxes		22,646		28,370
Clearinghouse fees		46,402		16,371
Commissions		100,041		14,375
General and administrative		20,337		13,211
Total Operating Expenses		398,311		252,626
NET OPERATING (LOSS) INCOME		(9,315)		11,160
OTHER INCOME				
Interest income		-		41
NET (LOSS) INCOME	$	(9,315)	$	11,201

See accompanying notes to financial statements

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Member's contributions	$	35,160
Net income for the year ended December 31, 2002		11,201
Balance, December 31, 2002		46,361
Net loss for the year ended December 31, 2003		(9,315)
BALANCE, DECEMBER 31, 2003	$	37,046

See accompanying notes to financial statements

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (loss) income	$	(9,315)	$	11,201
Changes in operating assets and liabilities:				
Decrease (Increase) in accounts receivable		12,320		(12,320)
(Increase) in commissions receivable		(5,095)		-
(Increase) in clearing house deposit		-		(35,000)
Increase in accounts payable		23,788		3,735
(Decrease) Increase in accrued payroll and payroll taxes		(8,888)		11,008
Net Cash Provided By (Used In) Operating Activities		12,810		(21,376)
CASH FLOWS FROM INVESTING ACTIVITIES		-		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Contribution of member's equity		-		35,160
NET INCREASE IN CASH		12,810		13,784
CASH - BEGINNING OF YEAR		13,784		-
CASH - END OF YEAR	$	26,594	$	13,784

See accompanying notes to financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and Description of Business

Franklin National Financial Group, LLC (the "Company") is a limited liability company incorporated under the laws of the state of Delaware on November 4, 1999. The Company was formerly known as Sanline Capital Resources LLC ("Sanline"). On January 10, 2002 the current member of the Company purchased the member units from the former owners of Sanline. On February 11, 2002, Sanline changed its name to Franklin National Financial Group, LLC

The Company is a wholly owned subsidiary of Franklin National Financial Holdings, LLC.

The Company engages in the business of operating as a broker-dealer registered with the National Asociation of Securities Dealers ("NASD") and Security Investor Protection Corporation ("SIPC"), structuring private placements for clients on a fee for service basis (See Note 1(D).

The Company is also required to maintain a minimum net capital of $5,000 and will not hold customer funds or safe-keep customer securities.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual member. Accordingly, no provision is made for income taxes in the accompanying financial statements.

(D) Revenue Recognition

The Company recognizes revenues when it bills fees to clients for the services it performs which are discussed in Note 1(A) and records commissions from the sales of listed securities on settlement date. The effects of recording revenue on a trade date basis is insignificant.

(E) Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including cash accounts and commissions receivable, accounts payable and accrued liabilities approximates fair value due to the relatively short-term nature of these instruments.

(F) Recent Accounting Pronouncements

In January 2003, (as revised in December 2003) The Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements". Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties, which is provided through other interest that will absorb some or all of the expected losses of the entity; (ii) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: the direct or indirect ability to make decisions about the entities activities through voting rights or similar rights; or the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities; the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

Interpretation No. 46, as revised, also requires expanded disclosures by the primary beneficiary (as defined) of a variable interest entity and by an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary.

Interpretation No. 46, as revised, applies to small business issuers no later than the end of the first reporting period that ends after December 15, 2004. This effective date includes those entities to which Interpretation 46 had previously been applied. However, prior to the required application of Interpretation No. 46, a public entity that is a small business issuer shall apply Interpretation 46 or this Interpretation to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

Interpretation No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

In June 2003, the FASB issued an Exposure Draft for a proposed Statement of Financial Accounting Standards ("SFAS") entitled "Qualifying Special Purpose Entities ("QSPE") and Isolation of Transferred Assets", an amendment of SFAS No. 140 ("The Exposure Draft"). The Exposure Draft is a proposal that is subject to change and as such, is not yet authoritative. If the proposal is enacted in its current form, it will amend and clarify SFAS 140. The Exposure Draft would prohibit an entity from being a QSPE if it enters into an agreement that obligated a transferor of financial assets, its affiliates, or its agents to deliver additional cash or other assets to fulfill the special-purposes entity's obligation to beneficial interest holders.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after December 31, 2003 and all of its provisions should be applied prospectively.

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet.

SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type includes put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

Most of the provisions of Statement 150 are consistent with the existing definition of liabilities in FASB Concepts Statement No. 6, "Elements of Financial Statements". The remaining provisions of this Statement are consistent with the FASB's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by

issuing its own shares. This statement shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a non-public entity, as to which the effective date is fiscal periods beginning after December 15, 2003

Management does not expect the implementation of these recent pronouncements to have a material effect on the Company's financial position or results of operations.

NOTE 2 ACCOUNTS RECEIVABLE – RELATED PARTY

On April 30, 2002, the Company entered into a placement agent agreement with a bank to act as the exclusive placement agent, investment banker and financial advisor in connection with the bank's private offering of securities. An officer of the bank is related to a member of the Company's parent company. The Company is permitted to enter into agreements with broker-dealers who are members of the NASD to assist the bank under the agreement. Under the terms of the agreement, the Company receives a selling commission equal to 8% of the gross proceeds of an offering. In addition, the Company is entitled to receive a non-accountable expense allowance equal to 2.4% of the gross proceeds of the offering (See Note 4(b)) . For a two-year period, the Company receives $2,500 per month for ongoing finance services. The Company also receives a 5% commission relating to the purchase of units by members of the bank's board of directors and their families and friends. As of December 31, 2003 and 2002, the Company had commissions receivable of $0 and $9,820, respectively and investment banking fees receivable of $0 and $2,500, respectively arising from this agreement, which were collected in 2003.

NOTE 3 SALES CONCENTRATIONS

Approximately 85% of commission fee income was derived from two customers for the year ended December 31, 2003, and 86% of commission fee income was derived from one customer for the year ended December 31, 2002.

NOTE 4 AGREEMENTS

(A) Clearing Agreement

On February 28, 2002, the Company entered into a clearing agreement with an unrelated third party to provide certain services with respect to accounts of customers and proprietary accounts introduced to the clearing broker which include (i) executing, clearing and settling securities transactions; (ii) preparing and delivering confirmations of transactions and periodic account statements; (iii) extending credit to accounts; (iv) performing cashiering functions, including, but not limited to, receiving and delivering

checks, funds and securities and collecting commissions and other fees; (v) safeguarding account funds and securities; and (vi) maintaining books and records with respect to the accounts. Under the agreement the Company is required to maintain insurance coverage of a Financial Institution Bond for broker-dealers, which was in the amount of at least $25,000. As of January 1, 2004, the insurance coverage for the limit of liability increased from $25,000 to $60,000. Additionally, upon execution of the agreement, the Company established a deposit account with the clearing company in the amount of $35,000. As consideration for the services provided, the Company pays fees in accordance with a confidential fee schedule subject to a monthly minimum revenue requirement.

As of December 31, 2003 and 2002, commissions receivable under the agreement amounted to $5,095 and $0, respectively.

(B) Administrative Support and Management Agreement

On April 1, 2002, the Company entered into an administrative support and management agreement with a company related by common members. The agreement stipulates that the related party provide administrative support services, office space and personnel including rent, utilities, salaries, telephone, equipment, postage, office supplies, furniture and fixtures, accounting services and other general office expenses. Under the terms of the agreement, compensation is paid on a monthly basis in arrears, plus an amount payable quarterly to reimburse extraordinary expenses incurred. The term of the agreement is for eight years and nine months expiring on December 31, 2010 and automatically renews at the end of the term for an additional twelve-months unless either party terminates the agreement upon ten days notice. During the years ended 2003 and 2002 the Company charged $274,216 and $227,603, respectively to operations under this agreement and received an expense allowance of $65,331 and $47,304, respectively under the placement agreement discussed in Note 2 during 2003 and 2002, resulting in net management expense of $208,885 and $180,299, respectively.

NOTE 5 SUBSEQUENT EVENTS

On January 9, 2004, the Company acknowledged and accepted an additional capital contribution in the amount of $15,000 from it's sole member.

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of:
Franklin National Financial Group, LLC

We have audited the accompanying financial statements of Franklin National Financial Group, LLC as of and for the years ended December 31, 2003 and 2002 and have issued a report thereon dated February 16, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 16, 2004

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section

FRANKLIN NATIONAL FINANCIAL GROUP, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
Computation of Net Capital		
Member's Equity:	$ 37,046	$ 46,361
Less: Non-allowable assets	5,095	12,320
Net Capital	31,951	34,041
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	29,643	14,743
Total Aggregate Indebtedness	29,643	14,743
Computation of Required Minimum Net Capital		
Calculation of Required Capital (the greater of):		
Regulatory minimum or	5,000	5,000
Calculated minimum (aggregate indebtedness @ 6.67%)	1,977	983
Required Capital	5,000	5,000
Net in Excess of Requirement	26,951	29,041
Ratio of aggregate indebtedness to net capital	.93 to 1	.43 to 1
Percentage of aggregate indebtedness to net capital	93%	43%
Net Capital as reported in December 31, 2003 and 2002 Form X-17A-5, Part IIA (unaudited) FOCUS report	43,460	41,341
(Decrease) in accounts receivable	(3,400)	-
(Increase) in accounts payable and accrued expenses payable	(8,109)	(7,300)
Net Capital, Per Above	$ 31,951	$ 34,041

See independent auditors' report on supplementary information.

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Franklin National Financial Group, LLC

In planning and performing our audits of the financial statements and supplementary schedule of Franklin National Financial Group, LLC (the "Company"), as of and for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Weinberg + Company, P.A.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 16, 2004